September 9, 2016

Via EDGAR

Mr. Carlos Pacho
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Re: On Assignment, Inc.
Form 8-K Filed July 27, 2016 File No. 001-35636

Dear Mr. Pacho,

This letter is our response to the comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to On Assignment, Inc. (the “Company”) dated August 23, 2016, relating to the Company’s Form 8-K filed on July 27, 2016. For your convenience, the Commission’s comment is repeated below in bold, with our response immediately following.

Form 8-K filed July 27, 2016
Exhibit 99.1, page 9

1.
Please note that the cash tax savings on indefinite-lived intangible assets adjustment to arrive at adjusted net income appears inconsistent with Question 100.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please consider this guidance when preparing your next earning release.

Response

We respectfully acknowledge the Staff’s comment. The income tax benefit (cash tax savings) represents the economic benefit of the tax deduction for amortization of indefinite-lived intangible assets. For income tax purposes, these assets are amortized on a straight-line basis over 15 years; whereas, for financial reporting purposes, these assets are not amortized and the differences between book and tax are treated as temporary differences under the liability method of accounting. Consequently, the income tax benefit was fully offset by a deferred tax provision in the determination of net income for GAAP purposes. This benefit was included in the calculation of adjusted net income to provide investors information on the economic value of this tax benefit. However, upon consideration of the Staff’s comment, we will remove the cash tax savings on indefinite-lived intangible assets from the calculation of adjusted net income in future filings.

Per the Staff’s request, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (818) 878-3185 should you require further information.

Sincerely,

/s/ Edward L. Pierce
Edward L. Pierce
Executive Vice President and Chief Financial Officer

cc: Steven Stokdyk, Partner
Latham & Watkins, LLP

Christie Wong, Staff Accountant
Robert S. Littlepage, Accountant Branch Chief
Division of Corporation Finance, Securities and Exchange Commission